September 5, 2024

Motti Farbstein
Chief Executive Officer
Can-Fite BioPharma Ltd.
26 Ben Gurion Street
Ramat Gan 5257346 Israel

        Re: Can-Fite BioPharma Ltd.
            Registration Statement on Form F-1
            Filed August 30, 2024
            File No. 333-281872
Dear Motti Farbstein:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chris Edwards at 202-551-6761 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Gary Emmanuel, Esq.